JNL Series Trust 485BPOS

Exhibit 99.28(p)(5)

Baron Investment Funds Trust
Baron Select Funds Baron
Capital, Inc. BAMCO, Inc.

Baron Capital Management, Inc.

Policy on Insider Trading

Baron Investment Funds Trust, Baron Select Funds, Baron Capital, Inc., BAMCO, Inc. and Baron Capital Management, Inc. (collectively, the “Firm” or “Baron”) are subject to various laws and regulations that prohibit purchasing or selling a security while in possession of material, non-public information. They also impose sanctions for providing such information to others (“tipping”) and, moreover, impose sanctions on a “controlling person” of an insider trader or tipper, if the controlling person knowingly or recklessly failed to take appropriate steps to prevent such acts before they occurred.

The term “insider trading” is not specifically defined by these laws and regulations. What specific activity is covered is interpreted on a case-by-case basis, but it is generally understood that the law prohibits:

(a)	trading by an insider, while in possession of material, non-public information; or

(b)	trading by a non-insider, while in possession of material, non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

(c)	communicating material, non-public information to others.

The term “insider” is broad. It includes officers, directors and employees of a company. A person could be a temporary insider if he enters into a confidential relationship with the company and, as a result, is given access to inside information. A temporary insider might include, for example, a company’s outside attorneys, accountants, consultants and bankers. In certain circumstances, any of the Firm entities may be deemed an insider.

Information is material if it has potential market significance, meaning that (i) there is a substantial likelihood that knowledge of the information would be considered important by a reasonable investor in making an investment decision regarding an issuer’s securities, or (ii) there is a substantial likelihood that a reasonable investor would consider disclosure of the information to alter significantly the total mix of information publicly available relating to an issuer's securities. Generally, information should be considered material if it would likely affect the price of an issuer’s securities.

Material information may come from sources outside of the company. A “Heard on the Street” columnist for The Wall Street Journal was found liable for disclosing the dates that stories on certain companies would appear and whether those stories would be favorable.

The term “non-public” means information that has not been effectively communicated to the marketplace. Information that has appeared in an SEC filing, Dow Jones, Reuters, The Wall Street Journal, Bloomberg, the Internet, social media or the like would be considered public.

There are several theories for liability under existing case law. The fiduciary duty theory requires a relationship between the parties to a transaction such that one has a right to expect that the other will disclose any material, non-public information or refrain from trading. This includes tippees if they are aware or should have been aware that they have been given confidential information by an insider who has violated his fiduciary duty. In the tippee situation, liability arises only where the insider personally benefits, directly or indirectly, from the disclosure. Recent case law suggest that the benefit must be pecuniary.

Another basis for liability is the misappropriation theory, where liability arises when trading occurs on material, non-public information that was stolen or misappropriated from another person. The Wall Street Journal case mentioned above is an example. This theory has been interpreted by the courts in a very broad manner.

Analysts should be mindful of situations in which they may be considered an insider. Any time an analyst receives material, non-public information, whether deliberately pursuant to a non-disclosure agreement, in connection with an offering, or inadvertently if a company discloses such information in a research meeting, they become an insider with a duty to disclose or abstain from trading. In those instances, they should immediately report the receipt of that information to the General Counsel.

The penalties for insider trading and tipping are severe, including substantial monetary penalties and fines, as well as imprisonment. The Department of Justice and the Securities and Exchange Commission are empowered to bring actions against insider traders, tippers and their controlling persons. Any Firm entity may be liable as a “controlling person” of its employees. An insider trader, including a tippee who trades on the information, may also be liable to a contemporaneous trader of the same securities. An employee, officer or director would also be subject to sanctions by the Firm, which would almost certainly be termination of his relationship with the Firm.

We have established procedures in an effort to prevent and detect insider trading or tipping. This policy applies to every employee, officer and director and extends to activities within and outside their duties at the Firm. Every employee, officer and director must read, retain and acknowledge receipt of this policy. Any questions regarding the policies or procedures should be referred to the General Counsel or, in his absence, the President. As used below, the term “employee” also refers to officers and directors. In addition to equities, “securities” include debt instruments, convertible securities, derivative securities, options and warrants on the underlying stock.

Employees may not purchase or sell any security, for themselves or any other person (including clients) or recommend the purchase or sale of any security, while in possession of material, non-public information or communicate such information to another person.

If an Employee believes they are in receipt of material, non-public information or if they have any questions as to whether information is material and non-public, they should immediately report it to the General Counsel. The General Counsel will analyze the information and determine whether the security in question should be added to the Firm’s “Do Not Trade List.”

Sources of Material Non-public Information

I.	Obtaining Information From Sources Outside the Firm

Sources Generally. In the ordinary course of their work, analysts are expected and encouraged to obtain as much publicly available information as possible, through industry and trade data from industry sources and periodic financial reports; meeting with and/or questioning corporate officers, public relations persons, large shareholders and others who may be considered insiders of the issuers and other third parties, such as suppliers or competitors of the issuer. Subject to restrictions described below, analysts are expected to obtain as much relevant information as possible regarding the issuers they follow and to use all information in formulating their investment views.

Material, Non-Public Information. Analysts may not base any recommendation or other research comment or opinion on material, non-public information. This rule applies whether or not such recommendation, comment or opinion is for internal or external distribution.

Information should be presumed to be non-public unless an analyst can point to some specific fact or event indicating that the information has been generally disseminated to the public, such as disclosure in a press release, over a wire service, on the broad tape, in newspapers, or in publicly filed SEC documents, such as 8-Ks, annual, or quarterly reports. If analysts have discussions with company officers and have reason to believe that the company officers have provided information that they would not have provided to another party, assuming another party had requested it, the analysts should consider it non-public.

Selective Disclosure. Analysts may be prohibited from using or disseminating material information they receive if that information is disclosed to them selectively, rather than to a group of industry analysts or by press release. This type of selective disclosure of material information may be a violation of Regulation FD and should be distinguished from situations in which corporate representatives in the course of their duties routinely answer questions from analysts about previously issued press releases, earnings reports, regulatory filings, etc., or otherwise provide analysts with immaterial or public information to fill in gaps in reviewing and interpreting publicly available information about the issuer. If an analyst has a question about whether information received in a meeting with a company is material, non-public information, the analyst should consult the General Counsel.

Wall Crossing. From time to time, employees may receive material, non-public information about an issuer in connection with an offering. Upon receipt of material, non-public information, the shares of the issuer will be placed on the Firm’s Do Not Trade List by the Compliance Department at the direction of the Legal Department, and will be removed from the Firm’s Do Not Trade List by the Compliance Department at the direction of the Legal Department when such information becomes stale or public. The use of this information is typically subject to a non- disclosure agreement that will define what the information is, how it may be used and when it may be disclosed.

Rules When Gathering Information. The Firm has certain specific rules relating to the gathering of information: (1) analysts must identify themselves as a member of the Firm and of its research department at the beginning of any conversation with any party in which they are seeking information about an issuer; and (2) analysts must not request projections or forward looking data (even on an “off the record” basis) unless such information has been publicly disclosed or unless obtaining such information has been specifically approved by the General Counsel, in consultation with the Chief Investment Officer.

II.	Obtaining Information From Sources Within the Firm

Analysts are prohibited from receiving or making any effort to obtain confidential information from any other employee of the Firm. Analysts are also prohibited from making any effort to obtain knowledge of or access to the Firm’s Do Not Trade List.

General. From time to time, the Firm may establish a Chinese Wall with respect to an issuer when certain persons at the Firm have confidential or material non-public information regarding an issuer. Whenever a Chinese Wall needs to be created, the General Counsel should be informed immediately. The General Counsel will designate those individuals who receive material, non-public information as “Access Persons,” and communicate that information to all relevant personnel. Access Persons may not communicate with any non-Access Person regarding the issuer in question without prior authorization from the General Counsel.

Maintenance of Information. Access Persons must maintain all confidential or material, non-public information, whether in written, pictorial, computer or other storable form, in files that are physically separated from all other non-confidential files of the issuer or of the Firm. Access Persons may not add any material to general Firm files regarding the issuer during the period in which they are Access Persons. Access Persons must be careful to ensure the confidentiality of any written materials (e.g., memos, faxes, correspondence) they may receive. The materials must be received, opened, reviewed, discussed and stored in a secure location away from traders, assistants, and other analysts who have not been brought over the Chinese Wall.

Restricted Activities. Access Persons may not participate in any manner in any decision to buy, sell, or hold for any account, any security to which the confidential or material non-public information applies. Access Persons must be careful not to discuss the confidential information under circumstances where anyone else may learn about such information (e.g., offices with the door open, elevators, restrooms, restaurants, airplanes, etc.) An Access Person may respond to inquiries about the issuer from clients, employees, or other third parties who are not aware of the Chinese Wall, as long as the responses contain only publicly available information. In all these cases, the Access Person should first consult with the General Counsel. The Access Person should, in most circumstances, avoid indicating to any other person that the Access Person is over the Chinese Wall.

It is the responsibility of the Access Person to ensure that all of the Chinese Wall procedures are followed. An Access Person who is unsure whether the Chinese Wall-crossing procedures have been or are being followed should contact the General Counsel. If an inadvertent Chinese Wall crossing occurs, the person who crosses should immediately notify the General Counsel.

Reporting Leaked Information. If an analyst or any Access Person has any reason to believe that confidential information or material, non-public information has leaked in any form to anyone who is not authorized to have such information, whether or not such leak was intentional and whether it is the result of words or actions of the analyst, Access Person, or any other person, the analyst or Access Person must immediately notify the General Counsel.

If any Employee of the Firm has received material, non-public information about an issuer from an Access Person that he or she should not have, such person should immediately notify the General Counsel and should not use such information or disseminate it to any other person. The receipt of such information may restrict such person's responsibilities with respect to that issuer.

Confidential Information

From time to time, Employees may receive confidential information (“Confidential Information”) Confidential Information, whether received deliberately or inadvertently, will be reported immediately to the General Counsel, providing all relevant and necessary particulars. A determination of whether that information is material, non-public information will be made by the General Counsel, as well as the determination that the information is no longer confidential.

Guidelines for Using Expert Networks

As a matter of policy, Baron rarely uses expert networks to supplement its research. All relationships must be pre-approved in writing by the Chief Investment Officer, Director of Research, and General Counsel. As a prerequisite for approval of the relationship, analysts must provide information to them concerning the types of experts that will be used and a copy of the standard consultant contract the expert signs. The following conditions must be met before the relationship may be approved:

1.	Baron will not use outside expert consultants who are current employees of a publicly traded company or have been within the last 12 months; and

2.	Baron will not use outside experts who are under non-disclosure agreements with publicly traded companies.

Relationships with firms that provide access to experts must be pursuant to a written agreement reviewed by the Legal Department with the following representations from the firm:

1.	It understands that none of the information the expert will provide to Baron is material non-public information disclosed in violation of a duty;

2.	It understands that the expert is not violating any confidentiality or non-disclosure agreements by providing information to Baron; and

3.	It understands that Baron does not wish to receive material, non-public information.

Prior to having a call or meeting with an expert, the analyst must pre-clear the call with the with the Chief Compliance Officer. The analyst must provide the following information:

1.	The name and background of the expert;

2.	The brokerage firm providing access to the expert;

3.	The anticipated topics of discussion; and

4.	Whether the expert is a current employee of a publicly traded company or has been within the past 12 months or whether the expert is subject to any confidential or non-disclosure agreements with a publicly traded company.

Upon completion of the call, the analyst will prepare a memo for the Chief Compliance Officer summarizing the topics discussed and confirming that no material, non-public information had been provided in any manner during the communication. If an analyst believes that he has received material non-public information, he needs to immediately report it to the General Counsel. In addition, the analyst will provide an estimate of the duration of the call and an estimated value of the information provided.

Guidelines for Using Firms/Platforms that provide Expert Calls and/or Peer-led Call Transcripts

Baron will from time to time access such platforms to review pre-existing peer-led call transcripts that have been reviewed and cleansed of any potential materiality by the service provider(s), and/or request to initiate calls with experts. With respect to pre-existing peer-led call transcripts, Baron shall waive the requirements set forth in paragraphs 1 and 2 below and rely on the service provider (provided that the Legal Department has approved of them) to review and cleanse any/all pre-existing transcripts of any potential materiality. With respect to Baron’s request to initiate calls with experts the following conditions must be met before a request to initiate an expert call may be approved:

1.	Baron will typically not use expert consultants/advisors who are current employees of a publicly traded company or have been within the last 6 months; and

2.	Baron will not use experts who are under non-disclosure agreements with publicly traded companies.

Under certain circumstances the Firm may grant an exception to speaking to experts who are currently employees of a publicly traded company or have within the last six months provided the expert is not employed by the company that is the subject of the call (public or private). In order to receive such an exception(s), the requester must submit a request in writing detailing:

●	Relevant background information on the expert

●	The company which is the subject of the call

●	Reasoning for the request

●	Certification attesting to only discuss the company they are researching and not the public company that employs the expert.

Once an exemption is granted, the publicly traded company that employs the expert will be added to the Expert Exemption Restricted List for an embargo period of 10 calendar days.

Utilization of firms/platforms that provide access to experts and/or peer-led call transcripts must be pursuant to a written agreement reviewed by the Legal Department with following representations from the firm/platform

1.	It understands that none of the information the experts will provide to Baron is material non-public information disclosed in violation of duty;

2.	It understands that the expert is not violating any confidentiality or non-disclosure agreements by providing information to Baron; and

3.	It understands that Baron does not wish to receive material, non-public information.

In the event that the expert provides material, non-public information to the Firm in contravention of the expert’s contractual obligations, the persons receiving such information must immediately contact the General Counsel, who will put the affected issuers on the Firm’s Do No Trade List.